

Mail Stop 3561

January 9, 2007

Mr. James W. Bernau
President
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, SE
Turner, OR  97392

>   **Re:    Willamette Valley Vineyards, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2006**
>   **Filed November 14, 2006**
>   **File No. 0-21522**

Dear Mr. Bernau:

   We have reviewed your response letter dated December 15, 2006 and have the following comments.  Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanations.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business

Vineyard

1.    We note your response to our prior comment one.  Please confirm that you will disclose the significant terms of this purchase agreement in future filings.

Notes to Financial Statements

1.  Summary of Operations, Basis of Presentation and Significant Accounting Policies

Cost of Goods Sold

2.      We note your response to our prior comment two.  Please disclose the methodology you use to allocate fixed costs to inventory in future filings.


* * * * *


        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Scott Ruggiero at (202) 551-3331 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


                        Sincerely,


                        William Choi
                        Branch Chief